Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Nordic American Tankers Limited:

We consent to the incorporation by reference in the registration statements (No. 333-187399 and No. 333-187400) on Form F-3 of Nordic American Tankers Limited and subsidiaries (the Company) of our report dated March 23, 2016, with respect to the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 20-F of the Company.

/s/KPMG AS

Oslo, Norway
 March 23, 2016